EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2005	2004	2003	2002	2001

Income before provision for income taxes, discontinued operations, extraordinary items, and cumulative effect of accounting change	$ 10,607	$ 10,112	$ 4,673	$ 6,130	$ 2,660
Minority interest	3,045	2,409	1,583	1,404	625
Equity in (earnings) loss of unconsolidated businesses	(689)	(1,691)	(1,278)	1,547	(446)
Dividends from unconsolidated businesses	2,336	162	198	97	178
Interest expense	2,180	2,384	2,797	3,130	3,276
Portion of rent expense representing interest	511	449	445	418	419
Amortization of capitalized interest	108	104	103	87	70

Income, as adjusted	$ 18,098	$ 13,929	$ 8,521	$ 12,813	$ 6,782

Fixed charges:
Interest expense	$ 2,180	$ 2,384	$ 2,797	$ 3,130	$ 3,276
Portion of rent expense representing interest	511	449	445	418	419
Capitalized interest	352	177	144	185	368
Preferred stock dividend requirement	9	8	12	18	61

Fixed Charges	$ 3,052	$ 3,018	$ 3,398	$ 3,751	$ 4,124

Ratio of Earnings to Fixed Charges	5.93	4.62	2.51	3.42	1.64